SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL HOLDS ITS FIRST BOARD MEETING AT THE

NEW HEADQUARTERS IN BARCELONETA

•	At the initiative of GAS NATURAL, the Barcelona City Council has approved the name of the public area located opposite the company’s new headquarters as “Plaza del Gas”

GAS NATURAL’s Board of Directors, chaired by Salvador Gabarro, met by ordinary session today, with the attendance of all the directors, for the first time in the building of the company’s new headquarters located in the district of Barceloneta.

Among the issues addressed at today’s meeting, the Board of Directors unanimously approved the change of the company’s corporate domicile, within the same city limits, from Avenida Portal de l’Angel 20-22 to Plaza del Gas no. 1.

A new plaza for the city of Barcelona

The new plaza, which is being developed opposite the complex of GAS NATURAL’s new headquarters, has been named “Plaza del Gas”, at the initiative of the gas company, in homage to the historical connections which this urban enclave has had with the gas industry. It was precisely in this area where 160 years ago the first gas production plant was set up in Spain, which was owned by the company that later gave rise to the Gas Natural Group.

At GAS NATURAL’s proposal, the Council of the District of Ciutat Vella of Barcelona recommended to the Commission for Recommendation of Names (Ponencia del Nomenclátor) the name of “Plaza del Gas” for the public space of the new development, which is part of the project of the new headquarters and is located between the Salvat Papasseit road and the streets of Doctor Aiguader, Balboa and de los Pinzon. This name was ratified yesterday by decree of the Mayor’s Office of Barcelona, which has enabled the Board of Directors meeting today to give its definitive approval to the new address.

Barcelona, October 27, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: October 27, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer